

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

July 20, 2009

Baruh Hayut, Chairman
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

   Re: Modern Medical Modalities Corporation
        Annual Report on Form 10-K for fiscal year ended December 31, 2008
        Filed March 31, 2009
        File No. 0-23416

Dear Baruh Hayut:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director